UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/10

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

WESTCLIFF CAPITAL MANAGEMENT, LLC
200 Seventh Avenue, Suite 105
Santa Cruz, CA 95062

Form 13F File Number: 028-07054

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

RICHARD S. SPENCER III
Managing Member of Westcliff Capital Management, LLC
831-477-4412

Signature, Place, and Date of Signing:

/s/ Richard S. Spencer III

Richard S. Spencer
Santa Cruz, CA
06/05/2010

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 56
Form 13F Information Table Value Total (x$1000): $78,993

List of Other Included Managers: NONE

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                                Westcliff Capital Management, LLC
                                   FORM 13F INFORMATION TABLE
                                       AS OF 06/30/10

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
acacia resh corp	COM	003881307	408	28650	SH		Sole		28650		
advanced energy industries	COM	007973100	2881	234392	SH		Sole		234392		
agnico-eagle mines ltd	COM	008474108	3082	50705	SH		Sole		50705		
anadigics inc	COM	032515108	1423	326330	SH		Sole		326330		
barrick gold corp	COM	067901108	3532	77785	SH		Sole		77785		
brooks automation inc	COM	114340102	893	115550	SH		Sole		115550		
calfrac well services ltd	COM	CA1295841	2312	125880	SH		Sole		125880		
ce franklin ltd	COM	125151100	2053	319284	SH		Sole		319284		
cohu inc	COM	192576106	264	21790	SH		Sole		21790		
dg fastchannel inc	COM	23326R109	3160	96980	SH		Sole		96980		
electro scientific inds inc	COM	285229100	2975	222682	SH		Sole		222682		
energy fuels inc	COM	292671104	67	492610	SH		Sole		492610		
ethan allen interiors inc	COM	297602104	376	26870	SH		Sole		26870		
evergreen energy inc	COM	30024B104	73	690501	SH		Sole		690501		
evergreen energy inc warrants	COM	30024B104	0	7710229	SH		Sole		7710229		
goldcorp inc	COM	380956409	2690	61350	SH		Sole		61350		
gse systems inc warrants	COM	36227K106	0	76527	SH		Sole		76527		
hercules offshore inc	COM	427093109	1640	674970	SH		Sole		674970		
immersion corp	COM	452521107	2325	459434	SH		Sole		459434		
integrated silicon solution	COM	45812P107	2857	378852	SH		Sole		378852		
kinross gold corp	COM	496902404	2237	130895	SH		Sole		130895		
kopin corp	COM	500600101	726	214210	SH		Sole		214210		
korn ferry intl	COM	500643200	591	42530	SH		Sole		42530		
kulicke & soffa industries	COM	501242101	262	37360	SH		Sole		37360		
lattice semiconductor corp	COM	518415104	3200	737270	SH		Sole		737270		
micron technology inc	COM	595112103	429	50530	SH		Sole		50530		
mindspeed technologies inc	COM	602682205	1420	189600	SH		Sole		189600		
mks instruments inc	COM	55306N104	1381	73790	SH		Sole		73790		
newmont mining corp	COM	651639106	2971	48125	SH		Sole		48125		
omnivision technologies	COM	682128103	2123	99030	SH		Sole		99030		
paladin res nl	COM	Q7264T104	109	37250	SH		Sole		37250		
rf micro devices inc	COM	749941100	975	249250	SH		Sole		249250		
rudolph technologies inc	COM	781270103	1331	176232	SH		Sole		176232		
sanmina sci corp	COM	800907206	1373	100900	SH		Sole		100900		
seahawk drilling inc.	COM	81201R107	1618	166428	SH		Sole		166428		
silicon graphics inc	COM	82706L108	255	36000	SH		Sole		36000		
silicon image inc	COM	82705T102	819	233249	SH		Sole		233249		
standard microsystems corp	COM	853626109	956	41048	SH		Sole		41048		
superior well svcs inc	COM	86837X105	2885	172542	SH		Sole		172542		
support.com inc	COM	86858W101	3546	852463	SH		Sole		852463		
treasur island rty tr unit	COM	894626209	1282	1068582	SH		Sole		1068582		
trican well service ltd - 144a	COM	895945202	960	75000	SH		Sole		75000		
trican well svc ltd	COM	895945103	1467	114570	SH		Sole		114570		
trident microsystems inc	COM	895919108	699	492220	SH		Sole		492220		
triquint semiconductor inc	COM	89674K103	1531	250590	SH		Sole		250590		
trueblue inc	COM	89785X101	1134	101371	SH		Sole		101371		
twin disc inc	COM	901476101	1291	113669	SH		Sole		113669		
txco res inc	COM	87311M102	0	70240	SH		Sole		70240		
uex corp	COM	902666106	161	224970	SH		Sole		224970		
ultra clean hldgs inc	COM	90385V107	2127	249639	SH		Sole		249639		
ur energy inc	COM	91688R108	1079	1383130	SH		Sole		1383130		
uranium energy corp com	COM	916896103	731	309586	SH		Sole		309586		

uranium energy corp warrants	COM	916896103	0	208333	SH	Sole	208333
vantage drilling co	COM	G93205113	780	578060	SH	Sole	578060
volterra semiconductor corp	COM	928708106	799	34635	SH	Sole	34635
xyratex ltd	COM	G98268108	2734	193227	SH	Sole	193227

REPORT SUMMARY   56   DATA RECORDS   78993   O   OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED

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